UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

NU SKIN ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-12421
(State or other jurisdiction of incorporation)	(Commission File Number)

75 West Center Street Provo, Utah 84601
(Address of principal executive offices and zip code)

Gregory Belliston, (801) 345-1000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of our Conflict Minerals Report for the year ended December 31, 2022, filed as Exhibit 1.01 hereto, is publicly available on our Investor Relations website, ir.nuskin.com. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02	Exhibit

See Item 3.01.

Section 3 – Exhibits

Item 3.01	Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NU SKIN ENTERPRISES, INC.
(Registrant)

By:	/s/ James D. Thomas	Date: May 24, 2023
James D. Thomas
Chief Financial Officer